Exhibit 31

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 9, 2016

Norio Sako Representative Director and President UNY Group Holdings Co., Ltd. 1, Amaikegotanda-cho, Inazawa, Aichi, Japan

Notice Regarding Dividend of Surplus (Interim Dividend)

UNY Group Holdings, Co., Ltd. (the “Company”) hereby announces that the Company, at its board of directors’ meeting held on August 9, 2016, resolved to distribute dividends of surplus with a record date of August 31, 2016, as follows:

1.	Details of Dividend

	Determined amount	Most recent forecast of dividend (Announced on July 1, 2016)	Dividend for the fiscal year ended on February 29, 2016 (Interim dividend)
Record date	August 31, 2016	Same as the left	August 31, 2015
Dividend per share	10.00 yen	Same as the left	Same as the left
Total amount of dividend	2,303 million yen	—	2,303 million yen
Effective date	November 10, 2016 (scheduled)	—	November 2, 2015
Source of dividend	Retained earnings	—	Retained earnings

(Note)	The total amount of dividends to be distributed on this occasion, as specified above, is a provisional amount equal to the total number of the Company’s shares (i.e., the total number of the Company’s issued shares minus the number of the Company’s treasury shares) subject to such distribution as of July 31, 2016, multiplied by the dividend per share amount.

2.	Reason for the Resolution

Taking into consideration the fact that the Company has achieved the performance as described in the “Summary of Consolidated Financial Results for the Year Ended February 29, 2016”, published on April 8, 2016, and in the “Summary of Consolidated Financial Results for the Three Months Ended May 31, 2016”, published on July 1, 2016, the Company has resolved to distribute the present dividends of surplus as an interim dividend for the fiscal year ending February 28, 2017, as specified above, to the shareholders or registered pledgees of shares who are recorded on the shareholders register at the end of August 31, 2016.

Please be advised that the Company will dissolve upon its merger with FamilyMart Co., Ltd., which will take effect as of September 1, 2016 (scheduled).

End

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